LENNOX INTERNATIONAL INC.

2140 Lake Park Blvd.
Richardson, Texas 75080

April 29, 2005

Memorandum
for
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Lennox International Inc.

      This memorandum sets forth the responses of Lennox International Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 4, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure. These revisions should be included in your future filings.

Response:

We have included in this memorandum our intended disclosure with respect to each of the Staff’s comments where additional disclosure is requested. These additional disclosures will be included in our future filings.

Selected Financial Data, page 14

2.	Explain any unusual or non-recurring items that materially affect the comparability of the information reflected in selected financial data. In this regard, include explanations of the significant goodwill impairment that occurred in 2004 and the accounting change that occurred in 2002. See Regulation S-K, Item 301 Instruction 2 for guidance.

Response:

The unusual or non-recurring items can be explained by referring to Footnote 2, Summary of Significant Accounting Policies (Goodwill and Other Intangible Assets), Footnote 6,

Divestitures and Acquisitions — Service Experts Discontinued Operations and Footnote 18, Goodwill and Other Intangible Assets in our Annual Report for the year ended December 31, 2004.

In future filings, we will refer the reader to the appropriate footnotes or we will add a brief discussion if there are other factors that materially affect the comparability of the data.

Management’s Discussion and Analysis, page 15

3.	It appears from Note 11 of your financial statements that the projected benefit obligation for your pension plans is increasing and significantly exceeds the fair value of the plan assets. In the event this condition is expected to lead to increases in your pension expense, discuss this negative trend in management’s discussion and analysis in accordance with Regulation S-K, Item 303(a)(3)(ii). See also Section II.H. of our March 4, 2005 Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website, for other pension related disclosures that you should consider including in your filing.

Response:

Management is aware that the financial statements include unfunded pension obligations. These unfunded obligations have increased in recent years due to decreases in discount rates, changes in assumptions and estimates and, in some cases, weak investment returns of plan assets.

Based on the above factors, LII pension expense has increased from $5.7 million in 2003 to $10.0 million in 2004. We are projecting an additional $1-2 million expense in 2005 based on the above factors, lower discount rate and return on assets assumptions of 5.75% and 8.25%, respectively. The annual pension expense is determined in accordance with the actuarial and accounting requirements of SFAS No.87 and SFAS No.88 and cannot be finalized until year-end. In future years beyond 2005, we expect pension expense to stabilize and then decrease as contributions are made; assuming a constant 6% discount rate and an 8.25% return on assets.

LII expects to make both required and discretionary contributions to certain plans to improve the funded status in future years. Due to the fluid nature of current pension funding law, LII cannot currently determine the amount or timing of these contributions. The cash flow required to fund the plans in accordance with minimum funding standards is not expected to impact LII’s ability to operate.

We will include additional disclosures in future filings, as applicable, and will refer to the noted section of the SEC’s Current Accounting and Disclosure Issues for guidance.

Liquidity, Capital Resources and Off-Balance Sheet Arrangements, page 25

4.	With regard to the significant unfunded portion of your postretirement benefit plan, please discuss management’s expectations with respect to future funding of this plan in the liquidity section of your MD&A.

Response:

As noted above, management is aware that the financial statements include unfunded postretirement benefit obligations that relate to its medical and life insurance benefits to eligible employees.

LII does not intend to prefund these obligations at this time. Benefits provided under these plans have been and will continue to be paid as they arise. Employer contributions were $2.6 million in 2003 and $2.1 million in 2004. Based on current information, we do not expect a significant change in 2005 and future years. The cash flow required to pay the benefits provided by these plans will not impact LII’s ability to operate.

We have also included proposed disclosure language in Answer 3 above related to the future funding of the Company’s Pension Plans.

We will include additional disclosures in future filings, as applicable.

5.	Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:

In future filings, we will revise the table of contractual obligations to include estimated interest payments on our debt along with the assumptions used. A revised table as of December 31, 2004 would look as follows:

		1 year	2-3	4-5	After
	Total	or less	Years	Years	5 Years
Long-term debt and capital leases	$304.5	$36.4	$27.7	$205.3	$35.1
Estimated interest payments	95.5	22.4	39.7	28.1	5.3
Operating leases	165.0	43.8	48.2	18.8	54.2
Purchase obligations	63.9	63.9	—	—	—

Total contractual obligations	$628.9	$166.5	$115.6	$252.2	$94.6

The table above assumes no pre-payment of fixed debt and our convertible notes are not converted and are repaid in 2009. Please see Footnote 8, Long-Term Debt and Lines of Credit of the accompanying Consolidated Financial Statements for additional information regarding our debt obligations.

Financial Statements

Note 2 — Summary of Significant Accounting Policies, page 39

6.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expense line item. In doing so, please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expense.

Response:

The principal components of cost of goods sold in our manufacturing operations are component costs, raw materials, factory overhead, labor and estimated costs of warranty expense. In our Service Experts segment, the principal components of cost of goods sold are equipment, parts and supplies and labor. These principal components of costs include inbound freight charges, purchasing, receiving and inspection costs, internal transfer costs and warehousing costs through the manufacturing process.

Selling, general and administrative expenses include (a) all other payroll and benefit costs; (b) outbound freight, post-production warehousing and distribution costs; (c) advertising; (d) general selling and administrative costs which include research and development and information technology costs; and (e) other SG&A related costs such as insurance, travel, non-production depreciation, rent, etc.

•	As disclosed in the “Shipping and Handling” section of Footnote 2 of the 10-K, page 42, our shipping and handling costs are included as part of Selling, General and Administrative Expense in the accompanying Consolidated Statements of Operations in the following amounts (in millions) (we will clarify that shipping and handling costs relate to post-production activities):

For the Years Ended December 31,
2004	2003	2002
$139.4	$127.3	$122.0

•	We will also include language in our MD&A that our gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales, whereas we exclude a portion of them from gross margin, including them instead in the selling, general and administrative expense line item.

In future filings, we will include the proposed additional disclosure included in the first two paragraphs above in our Footnote 2, Summary of Significant Accounting Policies, and will clarify the existing “Shipping and Handling” note related to this topic.

7.	If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Response:

We do engage in cooperative advertising, customer rebate, cash discount and other miscellaneous programs that result in payments or credits being issued to its customers and in future filings, we will disclose our accounting policy for these types of arrangements in the revenue recognition policy note.

Our accounting policy is to record the discounts and incentives as a reduction of sales, with the exception of certain cooperative advertising expenditures that are charged to SG&A. The amounts charged to SG&A were approximately $6 million, $6 million and $9 million in 2004, 2003 and 2002 respectively and are allowable under EITF 01-9 as they satisfy the following two conditions:

a.	We receive, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. The identified benefit is sufficiently separable from the customer’s purchase of our products such that we could have entered into an exchange transaction with a party other than the customer in order to receive the benefit; and

b.	We can reasonably estimate the fair value of the benefit identified under condition (a) and the amount of consideration paid by us does not exceed the estimated fair value of the benefit received.

We do not feel these arrangements result in any significant estimates for discussion in MD&A. If, in the future, significant estimates result from these arrangements, we will include in MD&A a discussion of such estimates.

Cash and Cash Equivalents, page 39

8.	You had restricted cash of $19.8 million as of December 31, 2004 and $28.6 million as of December 31, 2003 due to outstanding letters of credit related to your captive insurance plan. Please disclose where these amounts are reflected on your balance sheet and the specific nature and duration of the restrictions. If you are including your restricted cash in your cash and cash equivalents, please also tell us how you reached the conclusion that they qualified for this treatment. Refer to paragraphs 7 to 9 of SFAS 95, including footnote 1.

Response:

The restricted cash is included in our cash and cash equivalents and the majority of the restrictions relate to the letters of credit secured by cash in our captive insurance plan. The restrictions last until December 30, 2005. We believe including our restricted cash in cash and cash equivalents is appropriate because:

a.	The cash is readily convertible to known amounts of cash — the letter of credit restrictions can be transferred to our revolving lines of credit as needed.

b.	The underlying cash balances are invested in short-term liquid investments with maturities of 3 months or less.

Inventories, page 40

9.	Please disclose the types of inventory that you use each inventory method for. Please disclose whether you use both methods for any similar types of inventory. If so, please disclose your basis for doing this as well. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please also disclose the foreign countries with similar inventory categories that you use the FIFO method in.

Response:

We elected to use the LIFO inventory valuation method for our domestic manufacturing companies in 1974 during the era of high U.S. inflation and continued to elect the LIFO method for new operations through the late 1980’s. This allowed for better matching of current costs with current revenues and provided an improved measure of gross profit. The types of inventory include raw materials, purchased components, work-in-process, repair parts and finished goods.

Starting in the late 1990’s, we began adopting the FIFO inventory valuation method for all new domestic manufacturing operations (primarily acquisitions) as the high inflation rate dissipated. Companies with a previous LIFO election continue to use LIFO accounting due to the significant tax implications associated with changing accounting methods.

We also use the FIFO inventory method for all our foreign-based manufacturing facilities, as well as our retail Service Experts business. Service Experts inventory is limited to service parts and finished goods.

We will include additional disclosures in future filings, as applicable.

Note 6 — Divestitures and Acquisitions

Service Experts Discontinued Operations, page 48

10.	We note the disclosure on page 49 that cash proceeds from the sale of these centers and related tax effects are expected to more than offset the cash expenses of divestiture. Disclose how many of the 48 service centers have been sold and the amount of the related proceeds. Also, disclose the expected proceeds from the remaining service centers.

Response:

We will revise the disclosure to clarify that all 48 service centers were divested as of the end of 2004 and the related proceeds were $26.2 million. In future filings, we will disclose the total proceeds including any post-closing purchase price adjustments.

Note 13 — Commitments and Contingencies

Operating Leases, page 65

11.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response:

In future filings, we will disclose that we account for our leases with step rent provisions and escalation clauses on a straight-line basis. Minimum lease payments that depend on an existing index or rate, such as the consumer price index or prime interest rate, are included based on the index or rate existing at the inception of the lease and are adjusted for subsequent changes in the index or rate as they occur.

Our leases generally do not include capital improvement funding or other lease concessions. For the few leases that contain provisions of this nature, we have determined that lease concessions have been inadvertently recognized at the adoption of the lease. The cumulative impact of such entries is approximately $100-150 thousand as of the December 31, 2004 balance sheet. We have concluded that such amounts are not material and will make the appropriate adjustments in our Form 10-K for the year ended December 31, 2005.

Note 14 — Earnings Per Share, page 65

12.	Specifically state the number of potentially dilutive shares for 2004 that would have resulted from conversion of the Notes. See paragraph 40c of SFAS 128. Also, include a reference to the Notes in your caption to the reconciling item in the denominator of your calculation of diluted earnings per share. Please also disclose the number of shares issuable upon conversion of the Notes that were not included because they were anti-dilutive in each period presented.

Response:

The number of potentially dilutive shares for 2004 that would have resulted from conversion of the Notes is 7,947,478 shares. In future filings, we will disclose such shares as a separate line item in the denominator of our diluted earnings per share computation for all periods presented. The caption of this separate line item will be “Effect of diluted securities attributable to the Notes”. If applicable, we will also disclose in future filings the number of shares issuable upon conversion of the Notes that were not included because they were anti-dilutive in each period presented.

Note 15 — Quarterly Financial Information, page 66

13.	Explain any unusual or non-recurring items that materially affect the comparability of the information reflected in selected quarterly financial data. For example, explain the significant net loss that occurred in the first quarter of 2004. See Regulation S-K, Item 302(a)(3) for guidance.

Response:

We note the Staff’s comment and will revise future filings accordingly. For example, we will add the following explanatory footnote in our Form 10-K for the year ended December 31, 2005:

(1)	First quarter fiscal 2004 results include the following charges associated with our Service Experts business segment: goodwill impairment charge of $221.6 million ($196.9 million, net of tax) and a $3.1 million ($2.4 million, net of tax) charge to reflect the impairment of certain long-lived assets; reference Footnote 2 Goodwill and Other Intangible Assets for additional detail.

In addition, we will disclose any other material matters that affect the comparison of quarterly results.

Exhibit 12.1 — Computation of Ratio of Earnings to Fixed Charges

14.	Please disclose the dollar amount of the deficiency for 2004 pursuant Regulation S-K, Item 503(d).

Response:

The dollar amount of the deficiency for 2004 was $124.9 million. In future filings, we will disclose the dollar amount of the deficiency of adjusted earnings to cover fixed charges for 2004 and other periods, as applicable.

* * * *

We also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or comments regarding this memorandum, please contact David L. Inman, our Vice President, Controller and Chief Accounting Officer, at (972) 497-6678.

Lennox International Inc.